SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH July 23, 2008

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
+55 (61) 3415-1140
ri@brasiltelecom.com.br

Media Relations
+55 (61) 3415-1822
diretoriadecomunicacao@brasiltelecom.com.br

BRASIL TELECOM S.A.	BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly Held Company	Publicly Held Company
Corporate Taxpayer Registration 76.535.764/0001-43	Corporate Taxpayer Registration 02.570.688/0001-70
Board of Trade 53 3 0000622-9	Board of Trade 53 3 0000581-8

MATERIAL FACT

Brasil  Telecom  Participações S.A.  (NYSE:  BRP;  BOVESPA:  BRTP3/BRTP4)  and  Brasil  Telecom S.A.  (NYSE:  BTM; BOVESPA: BRTO3/BRTO4) (the “Companies”), pursuant to article 12, paragraph 1 of CVM Instruction 358, hereby announce  to  the  market  the  results  of  the  auctions  under  the  Voluntary  Tender  Offer  for  the  Companies’ preferred shares by transcribing the Material Fact filed by Tele Norte Leste Participações S.A., Telemar Norte Leste S.A. and Coari Participações S.A. on this date at the São Paulo Stock Exchange and the CVM’s IPE system.

“TELE NORTE LESTE PARTICIPAÇÕES S.A.
Corporate Taxpayer Registration 02.558.134/0001-58
Publicly Held Company

TELEMAR NORTE LESTE S.A.	COARI PARTICIPAÇÕES S.A.
Corporate Taxpayer Registration	Corporate Taxpayer Registration
33.000.118/0001-79	04.030.087/0001-09
Publicly Held Company	Publicly Held Company

MATERIAL FACT

Tele  Norte  Leste  Participações S.A.  (“TNLP”),  Telemar  Norte  Leste S.A.  (“Telemar”)  and  Coari  Participações S.A. (jointly  with  TNLP  and  Telemar,  “Companies”),  pursuant to  CVM  Instruction  358/02,  hereby  inform  the  market that, at the Voluntary Tender Offers for the preferred shares of Brasil Telecom S.A. (“BrTO”) and Brasil Telecom Participações S.A.  (“BrTP”),  held  on  this  date  through  the  electronic  trading  system  of  the  São  Paulo  Stock Exchange (Bolsa de Valores de São Paulo S.A. – BVSP), the Companies’ subsidiaries, Copart 1 Participações S.A. (“Copart 1”) and Copart 2 Participações S.A. (“Copart 2”), acquired, respectively, 20,826,442 preferred shares of BrTP  and  13,366,365  preferred  shares of  BrTO,  representing  approximately 9.06%   and 7.56%,   respectively, of BrTP’s and BrTO’s outstanding preferred shares. BrTO preferred shares were priced at R$ 23.42 each, while BrTP preferred shares were priced at R$30.47 each.

As a result of the acquisitions made as part of the Voluntary Tender Offers, Telemar indirectly holds 58,956,565 BrTO  preferred  shares  and  76,645,842  BrTP  preferred  shares,  representing  18.9% of  the  preferred  shares  and 10.5% of  the  capital  stock of  BrTO,  and  33.3% of  the  preferred  shares  and  21.1% of  the  capital  stock of  BrTP, respectively. The amount paid for BrTO preferred shares totaled R$313,040,268.30 and the amount paid for BrTP preferred shares totaled R$634,581,687.74.

The Companies hereby inform the market that the  number of BrTP preferred  shares and BrTO preferred shares offered at the auctions was 130,220,890 and 73,477,445, respectively. Considering that (1) BrTP preferred shares surpassed 20,826,442, the maximum number of shares that Copart 1 pledged to acquire, a proportional division was applied at the BrTP auction, and (2) BrTO preferred shares surpassed 13,366,365, the maximum number of shares that Copart 2 pledged to acquire, a proportional division was applied at the BrTO auction. The chart below shows the division:

Ticker	Maximum number of shares to be acquired	Maximum number of shares offered	Proportional Division
BRTP4L	20,826,442	130,220,890	0.159932
BRTO4L	13,366,365	73,477,445	0.181911

The  Companies  also  inform  the  market  that  (1)  the  number of  BrTP  ADSs  offered  by  ADS  holders at the  BrTP auction  was  15,755,054  (representing  78,775,270  BrTP  preferred  shares)  and  the  number of  ADSs  effectively acquired by Copart 1 came to approximately 2,519,737, and (2) the number of Brasil Telecom ADSs (NYSE: BTM) offered  by  ADS  holders at  the  BrTO  auction  was  close to  7,659,459  (representing  29,978,377  BrTO  preferred shares) and the number of shares effectively acquired by Copart 2 was approximately 1,393,339.

Rio de Janeiro, July 22, 2008.

Tele Norte Leste Participações S.A.
Telemar Norte Leste S.A.
Coari Participações S.A.
José Luís Magalhães Salazar
Investor Relations Officer”

Brasília, DF, July 22, 2008.

Paulo Narcélio Simões Amaral

Investor Relations Officer

Brasil Telecom Participações S.A.

Brasil Telecom S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2008

BRASIL TELECOM S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.